

October 19, 2017

By E-Mail

Richard M. Brand, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

      Re: **Deckers Outdoor Corporation**
               Preliminary Proxy Statement filed by Marcato International Master Fund,
               Ltd., Marcato Capital Management LP, MCM Encore IM LLC, Marcato
               Encore Master Fund, Ltd., Richard T. McGuire III, Deborah M. Derby,
               Kirsten J. Feldman, Steve Fuller, Matthew P. Hepler, Robert D. Huth, Jan
               Rogers Kniffen, Mitchell A. Kosh, Nathaniel J. Lipman, Michael W.
               Rayden, and Anne Waterman
               Filed on October 11, 2017
               File No. 001-36436

Dear Mr. Brand:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

- "share price under-performance, declining operating margins and poor capital allocation at Deckers." (page 2)

- "years of strategic, operational and capital allocation missteps." (page 8)

- "the Board lacked any meaningful stockholder representation and did not contain any members with deep professional experience." (page 10)

- that "the Company has failed to translate [Ugg's] strength into growth in earnings and stockholder value." (page 15)

2. Revise your disclosure to state whether the election of a majority of Marcato nominees would result in a change of control under the Severance agreements. In addition, disclose in an appropriate place in your proxy statement whether the election of a majority of Marcato nominees would have other results on the company, such as acceleration of vesting of options or warrants, acceleration of outstanding debt, or the need to obtain waivers or consents from counterparties in any agreement.

3. Please revise your proxy statement to include the disclosure required by Rule 14a-5(e).

Background of the Solicitation, page 8

4. Please revise your disclosure to provide specifics regarding the "various operational initiatives" that could enhance stockholder value.

Reasons for the Solicitation, page 15

5. We note your disclosure that the board has "consistently disregarded" recommendations made by numerous security holders to improve profitability and stockholder value. Please clarify whether you are aware that the board did not, in fact, consider these recommendations.

Who are the Nominees, page 17

6. Please revise the biographical information for Ms. Feldman to describe her business experience during the past five years. Refer to Item 401(e) of Regulation S-K.

7. Please revise the biographical information for Ms. Waterman to include the specific time periods she worked at Michael Kors and Gucci.

What vote is required to adopt the Stockholder Proposal?, page 24

8. Please revise your answer to specify that the proposal requires affirmative vote of the holders of not less than $66^{2/3}$% *as of the record date*. We note that the company has stated so in its preliminary proxy statement.

How many shares of Common Stock must be voted in favor of the other proposals . . .?, page 25

9. We note your disclosure that the proposal regarding the frequency of future advisory votes on Deckers Outdoor Corporation's executive compensation program would be

considered to have been approved if it receives the affirmative vote of a majority of the shares of Common Stock present at the 2017 Annual Meeting. Please revise to disclose that a plurality voting standard applies to this proposal, as stated in the company's preliminary proxy statement.

Solicitation of Proxies, page 34

10.   Please revise your disclosure to state that Marcato and the Nominees *are* participants in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619 or Frank Pigott (Staff Attorney) at 202-551-3570.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions